EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	State/Country of Incorporation/Organization

ICT Canada Marketing, Inc.	Canada

Eurotel Marketing Limited	Ireland

Harvest Resources, Inc.	Delaware

Yardley Enterprises, Inc.	Delaware

ICT International	Delaware

ICT Australia Pty. Ltd.	Australia

ICT Financial Services Pty. Ltd.	Australia

ICT Barbados, Inc.	Barbados

ICT Marketing Services of Mexico, S. de R.L. de C.V.	Mexico

ICT Marketing Services of Asia Pacific Pte Ltd	Singapore

ICT Marketing Services, Inc.	Philippines

ICT Marketing Services of India Private Limited	India

ICT Marketing Services of Costa Rica	Costa Rica

Proyectar Connect S.A.	Argentina

ICT Group Netherlands B.V.	Netherlands

ICT Group Netherlands Holding B.V.	Netherlands